UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

EXTERRAN CORPORATION

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

30227H106

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30227H106

1	Names of Reporting Persons MTP ENERGY FUND LTD

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 2,566,488

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 2,566,488

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,566,488

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 7.30%

12	Type of Reporting Person (See Instructions) OO

CUSIP No. 30227H106

1	Names of Reporting Persons MTP ENERGY MANAGEMENT LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 2,566,488

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 2,566,488

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,566,488

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 7.30%

12	Type of Reporting Person (See Instructions) IA, OO

CUSIP No. 30227H106

1	Names of Reporting Persons MAGNETAR FINANCIAL LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 2,566,488

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 2,566,488

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,566,488

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 7.30%

12	Type of Reporting Person (See Instructions) IA, OO

CUSIP No. 30227H106

1	Names of Reporting Persons MAGNETAR CAPITAL PARTNERS LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 2,566,488

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 2,566,488

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,566,488

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 7.30%

12	Type of Reporting Person (See Instructions) HC, PN

CUSIP No. 30227H106

1	Names of Reporting Persons SUPERNOVA MANAGEMENT LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 2,566,488

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 0 2,566,488

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,566,488

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 7.30%

12	Type of Reporting Person (See Instructions) HC, OO

CUSIP No. 30227H106

1	Names of Reporting Persons ALEC N. LITOWITZ

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 2,566,488

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 2,566,488

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,566,488

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 7.30%

12	Type of Reporting Person (See Instructions) HC, IN

SCHEDULE 13G

Item 1(a)	Name of Issuer. Exterran Corporation (the “Issuer”)
Item 1(b)	Address of Issuer’s Principal Executive Offices. 16666 Northchase Drive, Houston, Texas 77060

Item 2(a)

Name of Person Filing.
This statement is filed on behalf of each of the following person (collectively, the “Reporting Persons”):

i)                           MTP Energy Fund Ltd (“MTP Fund”)

ii)                        MTP Energy Management LLC (“MTP Energy”)

iii)                     Magnetar Financial LLC (“Magnetar Financial”);

iv)                    Magnetar Capital Partners LP (Magnetar Capital Partners”);

v)                       Supernova Management LLC (“Supernova Management”); and

vi)                    Alec N. Litowitz (“Mr. Litowitz”).

This statement relates to Shares (as defined herein) held for MTP Fund, a Cayman Islands exempted company.  Magnetar Financial serves as the sole member of MTP Energy, a Delaware limited liability company and MTP Energy is a relying adviser of Magnetar Financial, and serves as the investment manager to MTP Fund.  Magnetar Financial is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended.  In such capacity, MTP Energy exercises voting and investment power over the Shares held for the accounts of MTP Fund.  Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial. Supernova Management is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Mr. Litowitz.

Item 2(b)

Address of Principal Business Office.
The address of the principal business office of each of MTP Fund, MTP Energy, Magnetar Financial, Magnetar Capital Partners, Supernova Management, and Mr. Litowitz is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

Item 2(c)

Place of Organization.

i)                           MTP Fund is a Cayman Islands exempted company

ii)                        MTP Energy is a Delaware limited liability company,

iii)                     Magnetar Financial is Delaware limited liability company;

iv)                    Magnetar Capital Partners is a Delaware limited partnership;

v)                       Supernova Management is a Delaware limited liability company; and

vi)                    Mr. Litowitz is a citizen of the United States of America.

Item 2(d)	Title of Class of Securities. Common Stock, $0.001 par value per share (the “Shares”)
Item 2(e)	CUSIP Number. 30227H106

Item 3	Reporting Person.
(e) ☒ An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E) (g) ☒ A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G)

Item 4	Ownership.

Item 4(a)

Amount beneficially owned:

As of December 31, 2015, each of MTP Fund, MTP Energy, Magnetar Financial, Magnetar Capital Partners, Supernova Management, and Mr. Litowitz held 2,566,488 Shares which represents approximately 7.30% (calculated pursuant to Rule 13d-3(d)(1)(i)) of the outstanding Shares of the Issuer).

Item 4(b)

Percent of class:

As of December 31, 2015, each of MTP Fund, MTP Energy, Magnetar Financial, Magnetar Capital Partners, Supernova Management and Mr. Litowitz were deemed to be the beneficial owner constituting approximately 7.30% of the total number of Shares outstanding (based upon the information provided by the Issuer in its most recently filed registration statement on Form 10-Q, there were approximately 35,153,358 shares outstanding as of November 25, 2015).

Item4(c)	Number of shares of which such person has: MTP Fund. MTP Energy, Magnetar Financial, Magnetar Capital Partners, Supernova Management, and Mr. Litowitz:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 2,566,488
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 2,566,488

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person.
This Item 6 is not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
This Item 7 is not applicable.

Item 8	Identification and Classification of Members of the Group.
This Item 8 is not applicable.

Item 9	Notice of Dissolution of Group.
This Item 9 is not applicable.

Item 10	Certification.

By signing below the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2016	MTP ENERGY FUND LTD

	By:	MTP Energy Management LLC, its Investment Adviser

	By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC, the General
Partner of Magnetar Capital Partners LP, Sole Member of Magnetar Financial LLC, Sole Member of MTP Energy Management LLC

Date: February 16, 2016	MTP ENERGY MANAGEMENT LLC

	By:	Magnetar Financial LLC, its Sole Member

	By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC, the General
Partner of Magnetar Capital Partners LP, Sole Member of Magnetar Financial LLC

Date: February 16, 2016	MAGNETAR FINANCIAL LLC

	By:	Magnetar Capital Partners LP, its Sole Member

	By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC, the General
Partner of Magnetar Capital Partners LP

Date: February 16, 2016	MAGNETAR CAPITAL PARTNERS LP

	By:	Supernova Management LLC, its General Partner

	By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC

Date: February 16, 2016	SUPERNOVA MANAGEMENT LLC

	By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager

Date: February 16, 2016	/s/ Alec N. Litowitz
Alec N. Litowitz

EXHIBIT INDEX

Ex.
A	Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Exterran Corporation dated as of February 16, 2016 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the previsions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: February 16, 2016	MTP ENERGY FUND LTD

	By:	MTP Energy Management LLC, its Investment Adviser

	By:	/s/ Alec N. Litowitz
Name: Alec N. Litowitz
Title: Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP, Sole Member of Magnetar Financial LLC, Sole Member of MTP Energy Management LLC

Date: February 16, 2016	MTP ENERGY MANAGEMENT LLC

	By:	Magnetar Financial LLC, its Sole Member

	By:	/s/ Alec N. Litowitz
Name: Alec N. Litowitz
Title: Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP, Sole Member of Magnetar Financial LLC

Date: February 16, 2016	MAGNETAR FINANCIAL LLC

	By:	Magnetar Capital Partners LP, its Sole Member

	By:	/s/ Alec N. Litowitz
Name: Alec N. Litowitz
Title: Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

Date: February 16, 2016	MAGNETAR CAPITAL PARTNERS LP

	By:	Supernova Management LLC, its General Partner

	By:	/s/ Alec N. Litowitz
Name: Alec N. Litowitz
Title: Manager of Supernova Management LLC

Date: February 16, 2016	SUPERNOVA MANAGEMENT LLC

	By:	/s/ Alec N. Litowitz
Name: Alec N. Litowitz
Title: Manager

Date: February 16, 2016	/s/ Alec N. Litowitz
Alec N. Litowitz